Exhibit 21

Subsidiaries

Gifted Time Holdings Limited, a British Virgin Islands Company, which owns controlling interests in the following companies (which were established under the laws of the People’s Republic of China):

a.	Beijing HollySys Co., Ltd. (The interests in Beijing HollySys are held through various stock consignment agreements); and

b.	Hangzhou HollySys Automation Co., Ltd.

Beijing HollySys owns a controlling interest in Beijing Haotong Science and Technology Development Co., Ltd.

Beijing HollySys also owns interests in companies that are engaged in various aspects of the automation industry in China. These companies are listed in the Management’s Discussion and Analysis section.